NOVARTIS | Reimagining Medicine

Novartis First Quarter 2022

Condensed interim financial report – supplementary data

Novartis Global Communications

Novartis First Quarter 2022 Condensed Interim Financial Report – Supplementary Data

INDEX
Page
GROUP AND DIVISIONAL OPERATING PERFORMANCE
Group
3
Innovative Medicines
6
Sandoz
12
CASH FLOW AND GROUP BALANCE SHEET
13
INNOVATION REVIEW
15
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
18
Consolidated statements of comprehensive income
19
Consolidated balance sheets
20
Consolidated statements of changes in equity
21
Consolidated statements of cash flows
22
Notes to condensed interim consolidated financial statements, including update on legal proceedings
23
SUPPLEMENTARY INFORMATION
35
CORE RESULTS
Reconciliation from IFRS results to core results
37
Group
38
Innovative Medicines
39
Sandoz
39
Corporate
40
ADDITIONAL INFORMATION
Reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment
40
Condensed consolidated changes in net debt
41
Share information / Free cash flow
42
Effects of currency fluctuations
44
DISCLAIMER
45

Group
Key Figures
		Excluding Roche investment impacts[2]			Reported

	Q1 2022 USD m	Q1 2021 USD m	% change USD	% change cc 1	Q1 2021 USD m	% change USD	% change cc 1

Net sales to third parties	12 531	12 411	1	5	12 411	1	5

Divisional operating income	3 026	2 554	18	26	2 554	18	26

Corporate income and expense, net	-174	-139	-25	-30	-139	-25	-30

Operating income	2 852	2 415	18	26	2 415	18	26

As % of net sales	22.8	19.5			19.5

(Loss)/income from associated companies	-2	0	nm	nm	256	nm	nm

Interest expense	-201	-202	0	-2	-202	0	-2

Other financial income and expense	20	-19	nm	nm	-19	nm	nm

Income taxes	-450	-391	-15	-23	-391	-15	-23

Net income	2 219	1 803	23	32	2 059	8	15

Basic earnings per share (USD)	1.00	0.80	25	34	0.91	10	17

Net cash flows from operating activities	1 649	1 608	3		2 130	-23

Free cash flow [1]	920	1 075	-14		1 597	-42

Core [1]

Core operating income	4 083	3 957	3	9	3 957	3	9

As % of net sales	32.6	31.9			31.9

Core net income	3 251	3 100	5	11	3 413	-5	0

Core basic earnings per share (USD)	1.46	1.38	6	12	1.52	-4	2

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 35. Unless otherwise noted, all growth rates in this release refer to same period in prior year.

[2] A reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment can be found on page 40 of the Condensed Interim Financial Report. The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income nm = not meaningful

Strategy Update
Novartis is a focused medicines company, continuing to build depth in five core therapeutic areas (Cardio-Renal, Immunology, Neuroscience, Oncology and Hematology), strength in technology platforms (Gene Therapy, Cell Therapy, Radioligand Therapy, Targeted Protein Degradation and xRNA), and a balanced geographic footprint. Our confidence to grow in the near-term is driven by potential multi-billion-dollar sales from: Cosentyx, Entresto, Kesimpta, Zolgensma, Kisqali and Leqvio. To fuel further growth through 2030 and beyond, we have 20+ new assets with significant sales potential that could be approved by 2026. The strategic review of Sandoz is progressing; we expect to provide an update, at the latest, by the end of 2022. We remain disciplined and shareholder focused in our capital allocation as we balance investing in our business, through organic investments and value-creating bolt-ons, with returning capital to shareholders via our growing annual dividend and share buybacks. Novartis continued to make significant strides in building trust with society and consistently integrating access strategies into how we research, develop and deliver our medicines; reaching over 55 million patients through various access approaches in 2021. We are committed to net zero emissions across our value chain by 2040. Our culture journey towards an inspired, curious and unbossed organization continues, in order to drive performance and competitiveness in the long-term.
In April, we announced a new organizational structure to accelerate growth, strengthen the pipeline and increase productivity. The Pharmaceuticals and Oncology business units are being integrated into an Innovative Medicines business with separate US and International commercial organizations to increase focus, strengthen competitiveness and drive synergies. A new Strategy & Growth function combining corporate strategy, R&D portfolio strategy and business development is being created to further strengthen the pipeline with high-value medicines across internal and external opportunities. A new Operations unit combining Novartis Technical Operations and Customer & Technology Solutions units aims to generate economies of scale, drive productivity and create a strong technology and operational foundation. With the changes, Novartis expects to deliver SG&A savings of at least USD 1 billion, to be fully embedded by 2024.
Financials
First quarter
Net sales
Net sales were USD 12.5 billion (+1%, +5% cc) in the first quarter driven by volume growth of 11 percentage points, price erosion of 3 percentage points and the negative impact from generic competition of 3 percentage points.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an expense of USD 174 million in the first quarter compared to an expense of USD 139 million in the prior year, mainly driven by lower contributions from the Novartis Venture Fund.
Operating income
Operating income was USD 2.9 billion (+18%, +26% cc), mainly due to higher sales, increased productivity and lower impairments, partly offset by higher R&D and M&S investments.
Core operating income was USD 4.1 billion (+3%, +9% cc). Core operating income margin was 32.6% of net sales, increasing by 0.7 percentage points (+1.1 percentage points cc).
Income from associated companies
Income from associated companies decreased from USD 256 million in prior year to a loss of USD 2 million in the first quarter and core income from associated companies decreased from USD 313 million in prior year to a loss of USD 2 million. These decreases were due to the divestment of our investment in Roche that closed in the fourth quarter of 2021.
Interest expense and other financial income/expense
Interest expense amounted to USD 201 million broadly in line with the prior year.

Other financial income and expense amounted to an income of USD 20 million compared to a loss of USD 19 million in the prior year mainly due to higher interest income and currency gains.
Income taxes
The tax rate in the ﬁrst quarter was 16.9% compared to 16.0% in the prior year. For comparability, excluding Roche Income from associated companies (divested in Q4 2021) , the prior year tax rate would have been 17.8% compared to 16.9% in ﬁrst quarter 2022. The decrease from the prior year was mainly the result of a change in proﬁt mix.
The core tax rate (core taxes as a percentage of core income before tax) was 16.9% compared to 16.0% in the prior year. For comparability, excluding Roche Income from associated companies (divested in Q4 2021),  the prior year core tax rate would have been 17.3% compared to 16.9% in ﬁrst quarter 2022. The decrease from the prior year was mainly the result of a change in proﬁt mix.
Net income, EPS and free cash flow
Net income was USD 2.2 billion (+8%, +15% cc), mainly driven by higher operating income, partly offset by the loss of Roche income. Excluding the impact of Roche income, net income grew +32% (cc). EPS was USD 1.00 (+10%, +17% cc), growing faster than net income, benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche income, EPS grew +34% (cc).
Core net income was USD 3.3 billion (-5%, 0% cc), as growth in core operating income was offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew +11% (cc). Core EPS was USD 1.46 (-4%, +2% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core EPS grew +12% (cc).
Free cash flow amounted to USD 0.9 billion (-42% USD), compared to USD 1.6 billion in the prior year quarter, mainly due to the loss of Roche annual dividend (prior year USD 0.5 billion) and unfavorable working capital, partly offset by favorable hedging results. Excluding the impact of Roche annual dividend, free cash flow declined -14% (USD).

Innovative Medicines
	Q1 2022 USD m	Q1 2021 USD m	% change USD	% change cc

Net sales	10 176	10 104	1	4

Operating income	2 607	2 242	16	24

As % of net sales	25.6	22.2

Core operating income	3 652	3 666	0	5

As % of net sales	35.9	36.3

The below refers to Innovative Medicines organizational structure pre the April 4, 2022 announcement
First quarter
Net sales
Net sales were USD 10.2 billion (+1%, +4% cc) with volume contributing 9 percentage points to growth. Sales growth was mainly driven by Entresto, Kesimpta, Cosentyx, Xolair, Zolgensma and Kisqali. Generic competition had a negative impact of 3 percentage points mainly due to Afinitor, Gleevec and Exjade. Pricing had a negative impact of 2 percentage points. Sales in the US were USD 3.7 billion (+3%) and in the rest of the world were USD 6.5 billion (0%, +5% cc).
In the US sales were mainly driven by Entresto and Kesimpta, partly offset by the impact of generic competition mainly on Afinitor. In Europe (USD 3.5 billion, -4%, +5% cc) sales growth was driven by Entresto and Jakavi. China sales were USD 0.8 billion (+18%, +15% cc) driven by Cosentyx and Entresto. Emerging Growth Markets grew +4% (+9% cc).
Pharmaceuticals BU sales were USD 6.7 billion (+5%, +9% cc) with continued strong growth from Entresto (USD 1.1 billion, +39%, +42% cc), Kesimpta (USD 195 million), Cosentyx (USD 1.2 billion, +10%, +12% cc), Xolair (USD 368 million, +10%, +17% cc) and Zolgensma (USD 363 million, +14%, +18% cc), partly offset by increased competition for Gilenya and generic impact mainly for Exforge, DuoTrav/Travatan and Azopt. The USD 49 million from contract manufacturing revenue recognized in Established Medicines contributed approximately 1 percentage point to Pharmaceuticals BU sales growth.
Oncology BU sales were USD 3.5 billion (-7%, -3% cc). Strong performance of Kisqali (USD 239 million, +23%, +28% cc), Jakavi (USD 389 million, +7%, +14% cc), Promacta/Revolade (USD 491 million, +6%, +9% cc) and Tafinlar+Mekinist (USD 403 million, +3%, +7% cc), was more than offset by generic competition mainly for Afinitor/Votubia (USD 138 million, -46%, -43% cc), Gleevec/Glivec (USD 198 million, -27%, -25% cc), Exjade/Jadenu (USD 110 million, -28%, -24% cc) and Sandostatin (USD 320 million, -11%, -9% cc).
Operating income
Operating income was USD 2.6 billion (+16%, +24% cc), driven by sales growth, productivity measures, lower impairments and restructuring cost, partly offset by higher R&D and M&S investments. Operating income margin was 25.6% of net sales, increasing +3.4 percentage points (+4.1 percentage points in cc).
Core adjustments were USD 1.0 billion, mainly due to amortization, compared to USD 1.4 billion in prior year. Core adjustments decreased compared to prior year mainly due to lower impairments and restructuring costs.
Core operating income was USD 3.7 billion (0%, +5% cc) mainly driven by higher sales and productivity, partly offset by higher R&D and M&S investments. Core operating income margin was 35.9% of net sales, decreasing 0.4 percentage points, (+0.2 percentage points cc due to currency impacts). Core gross margin as a percentage of sales increased by 0.1 percentage point (cc). Core R&D expenses as a percentage of net sales increased by 0.9 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core Other Income and Expense as a percentage of net sales increased the margin by 0.3 percentage points (cc).

ONCOLOGY BUSINESS UNIT (Q1 UPDATES)
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Hematology
Promacta/Revolade	491	463	6	9

Tasigna	461	515	-10	-7

Jakavi	389	363	7	14

Gleevec/Glivec	198	272	-27	-25

Kymriah	127	151	-16	-13

Exjade/Jadenu	110	153	-28	-24

Adakveo	44	37	19	20

Scemblix	25		nm	nm

Other	75	103	-27	-25

Total Hematology	1 920	2 057	-7	-3

Solid Tumor
Tafinlar + Mekinist [1]	403	393	3	7

Sandostatin	320	358	-11	-9

Kisqali	239	195	23	28

Afinitor/Votubia	138	254	-46	-43

Votrient	129	143	-10	-7

Lutathera	125	122	2	4

Piqray	73	78	-6	-6

Tabrecta	31	17	82	75

Other	146	165	-12	-7

Total Solid Tumor	1 604	1 725	-7	-4

Total Novartis Oncology business unit	3 524	3 782	-7	-3

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy nm = not meaningful
HEMATOLOGY
Promacta/Revolade (USD 491 million, +6%, +9% cc) showed growth across most regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA).
Tasigna (USD 461 million, -10%, -7% cc) sales declined in Emerging Growth Markets due to tender related volatility.
Jakavi (USD 389 million, +7%, +14% cc) growth was driven by strong demand in the myelofibrosis and polycythemia vera indications. Regulatory filings based on the REACH2 and REACH3 trials in steroid-resistant/dependent graft-versus-host disease (GvHD) are under review. In March 2022, CHMP has adopted a positive opinion recommending approval of Jakavi for the treatment of patients aged 12 years and older with acute graft versus host disease or chronic graft versus host disease who have inadequate response to corticosteroids or other systemic therapies.
Gleevec/Glivec (USD 198 million, -27%, -25% cc) declined due to increased generic competition.
Kymriah (USD 127 million, -16%, -13% cc) sales declined in the US and Europe due to lower demand in both regions. Coverage continued to expand, with more than 370 qualified treatment centers in 30 countries having coverage for at least one indication.
Exjade/Jadenu (USD 110 million, -28%, -24% cc) declined due to pressure from generic competition.
Adakveo (USD 44 million, +19%, +20% cc) continued to progress well worldwide with establishing access in new markets and reaching over 7,000 patients to date.
Scemblix (USD 25 million) launched in Q4 2021. Strong uptake demonstrating the high unmet need in CML.

SOLID TUMORS
Tafinlar + Mekinist (USD 403 million, +3%, +7% cc) sales grew in the US, Emerging Growth Markets and Japan. Growth was driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive metastatic melanoma market. Tafinlar + Mekinist is approved in over 80 countries and remains the worldwide targeted therapy leader in BRAF+ melanoma.
Sandostatin (USD 320 million, -11%, -9% cc) declined across most markets due to ongoing competitive pressure, including generics impact.
Kisqali (USD 239 million, +23%, +28% cc) grew across all geographies due to demand based on the longest overall survival benefit reported in HR+/HER2- advanced breast cancer. It is the only CDK4/6 inhibitor with proven OS benefit across all three Phase III trials of the MONALEESA program with different endocrine therapy partners regardless of menopausal status or line of therapy. Kisqali is approved in 97 countries. Novartis is in US ANDA litigation with generic manufacturers.
Afinitor/Votubia (USD 138 million, -46%, -43% cc) declined across all geographies, mainly in the US, driven by generic competition.
Votrient (USD 129 million, -10%, -7% cc) declined due to increased competition.
Lutathera (USD 125 million, +2%, +4% cc) sales grew in all regions with almost 500 centers now actively treating patients globally.
Piqray (USD 73 million, -6%, -6% cc) sales declined mainly driven by lower new patient starts in the US. Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis. Piqray is approved in more than 70 countries.
Tabrecta (USD 31 million, +82%, +75% cc) US launch continues to progress well. Tabrecta is the first and only therapy approved by the US FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14), as detected by an FDA-approved test using tissue and blood. Tabrecta is approved in 12 countries.
PHARMACEUTICAL BUSINESS UNIT (Q1 UPDATES)
Immunology, Hepatology and Dermatology
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Immunology, Hepatology and Dermatology
Cosentyx	1 159	1 053	10	12

Ilaris	285	256	11	18

Other	1		nm	nm

Total Immunology, Hepatology and Dermatology	1 445	1 309	10	13

Xolair sales for all indications are reported in the Respiratory and Allergy franchise nm = not meaningful
Cosentyx (USD 1.2 billion, +10%, +12% cc) driven by demand-led volume growth in the US and Europe, with accelerating growth in other international markets. Cosentyx has now treated over 700,000 children and adults worldwide since launch, and is now approved in 5 indications across rheumatology and dermatology.
Ilaris (USD 285 million, +11%, +18% cc) strong sales were driven by continued growth across all regions. Contributors to continuing growth include adult-onset Still’s disease, together with the other adult rheumatology indications in the US and Europe, as well as strong performance for the Periodic Fevers Syndrome indications in Japan.

Neuroscience
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Neuroscience
Gilenya	605	707	-14	-11

Zolgensma	363	319	14	18

Kesimpta	195	50	nm	nm

Mayzent	79	55	44	47

Aimovig	54	47	15	22

Other	9	12	-25	-36

Total Neuroscience	1 305	1 190	10	13

nm = not meaningful
Gilenya (USD 605 million, -14%, -11% cc) sales declined due to increased competition. Novartis is in litigation in the US on our dosing regimen and method of treatment patents, and in Europe regarding our forthcoming dosing regimen patent, with manufacturers of generic and other tablet forms.
Zolgensma (USD 363 million, +14%, +18% cc) growth was driven by expanding access in Europe and Emerging Growth Markets. Zolgensma is now approved in 43 countries.
Kesimpta (USD 195 million) strong sales growth was driven mainly by the US launch due to strong access and increased demand based on a favorable risk-benefit profile. Kesimpta is a targeted B-cell therapy that can deliver powerful and sustained high efficacy, with a favorable safety and tolerability profile and the flexibility of an at home self-administration for a broad population of RMS patients. Kesimpta is now approved in 69 countries.
Mayzent (USD 79 million, +44%, +47% cc) continued to grow in MS patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease modifying therapy (DMT) studied and proven to delay disease progression in a broad SPMS patient population. Mayzent is now approved in 71 countries.
Aimovig1 (USD 54 million, ex-US, ex-Japan +15%, +22% cc). Effective January 1, 2022, Novartis and Amgen reached an agreement to settle all remaining claims in the litigation. Aimovig is approved in 76 countries and reimbursed in 30 markets, and has been prescribed to over 669,000 patients worldwide in the post-trial setting.
Cardiovascular, Renal and Metabolism
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Cardiovascular, Renal and Metabolism
Entresto	1 093	789	39	42

Leqvio	14	1	nm	nm

Total Cardiovascular, Renal and Metabolism	1 107	790	40	43

nm = not meaningful
Entresto (USD 1.1 billion, +39%, +42% cc) sustained strong growth with increased patient share across most markets, driven by demand in HF patients. In the US, Entresto is indicated for heart failure patients with left ventricular ejection fraction (LVEF) below normal. In China, Entresto is included in the National Reimbursement Drug List for both HFrEF and Hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers.
Leqvio (USD 14 million) launch in the US and in other markets is ongoing, with focus on patient on-boarding, removing access hurdles and driving urgency to treat. Leqvio is the first and only small interfering RNA (siRNA) therapy to lower low-density lipoprotein cholesterol approved in the US and was successfully launched in January 2022. Leqvio is now approved in more than 55 countries, with most awaiting reimbursement. Novartis has obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.

Ophthalmology
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Ophthalmology
Lucentis	520	545	-5	0

Xiidra	107	108	-1	-2

Beovu	48	39	23	29

Other	312	399	-22	-18

Total Ophthalmology	987	1 091	-10	-5

Lucentis (USD 520 million, -5%, 0% cc) sales were in line (cc) with prior year.
Xiidra (USD 107 million, -1%, -2% cc) grew in the US benefiting from increased brand awareness but was more than offset by decline in Emerging Growth Markets. Novartis is in ANDA litigation with generic manufacturers.
Beovu (USD 48 million, +23%, +29% cc) sales grew mainly in Europe, Emerging Growth Markets and Japan following continued geographic expansion. This quarter, Beovu received EU approval for diabetic macular edema (DME).
Other ophthalmology products declined mainly due to generic impacts in the US, primarily for Travatan and Azopt, and in Japan for Olopatadine.
Respiratory AND ALLERGY
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Respiratory and Allergy
Xolair	368	335	10	17

Ultibro Group	132	149	-11	-6

Enerzair Group	14	4	nm	nm

Other	6	5	20	9

Total Respiratory and Allergy	520	493	5	13

Xolair sales for all indications are reported in the Respiratory and Allergy franchise nm = not meaningful
Xolair (USD 368 million, +10%, +17% cc) continued growth, driven by increasing demand in severe allergic asthma and chronic spontaneous urticaria indications, with nominal contribution from the nasal polyps indication. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income, but does not record any US sales.
Ultibro Group (USD 132 million, -11%, -6% cc) sales declined mainly in Europe due to competition. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Enerzair Group (USD 14 million) consists of Enerzair Breezhaler and Atectura Breezhaler, to date they have been launched in 28 markets including Germany, Japan, UK, France, Australia and Canada.

Established Medicines
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc

Established Medicines
Galvus Group	216	262	-18	-10

Exforge Group	200	254	-21	-19

Diovan Group	191	214	-11	-8

Zortress/Certican	90	107	-16	-10

Voltaren/Cataflam	85	86	-1	5

Neoral/Sandimmun(e)	82	94	-13	-8

Contract manufacturing	49		nm	nm

Other	375	432	-13	-10

Total Established Medicines	1 288	1 449	-11	-6

nm = not meaningful
Galvus Group (USD 216 million, -18%, -10% cc) declined mainly due to the co-promotion agreement in Japan.
Exforge Group (USD 200 million, -21%, -19% cc) declined mainly due to generic competition and the impact of Volume-Based Procurement in China.
Diovan Group (USD 191 million, -11%, -8% cc) declined mainly due to generic competition and the impact of Volume-Based Procurement in China.
Zortress/Certican (USD 90 million, -16%, -10% cc) declined mainly in the US.
Voltaren/Cataflam (USD 85 million, -1%, +5% cc) grew in Emerging Growth Markets.
Neoral/Sandimmun(e) (USD 82 million, -13%, -8% cc) declined across most markets.

1 Novartis returns its Aimovig US rights to Amgen which is now exclusively commercializing Aimovig in the US. Novartis’ ex-US rights remain unaffected and Novartis will continue to commercialize Aimovig in the rest of the world, with the exception of Japan. Amgen will no longer pay royalties to Novartis on sales of Aimovig in the US, and the parties’ cost sharing for commercialization of Aimovig in the US ceases. The parties will continue to share development expenses worldwide in accordance with the relevant agreements. Other terms of the settlement are confidential.

Sandoz
	Q1 2022 USD m	Q1 2021 USD m	% change USD	% change cc

Net sales	2 355	2 307	2	8

Operating income	419	312	34	42

As % of net sales	17.8	13.5

Core operating income	538	445	21	26

As % of net sales	22.8	19.3

First quarter
Net sales
Sandoz net sales were USD 2.4 billion (+2%, +8% cc), with volume contributing 16 percentage points to growth. Pricing had a negative impact of 8 percentage points. Ex US sales grew by +10% in cc. Underlying topline growth benefited from a lower prior year comparison, which was most notable for the cough and cold season, as business dynamics continued to normalize from COVID impacts.
Sales in Europe were USD 1.3 billion (0%, +9% cc), in the US USD 436 million (-2%), in Asia / Africa / Australasia USD 409 million (+4%, +8% cc) and in Canada and Latin America USD 253 million (+21%, +21% cc) driven by volume increases and tender wins.
Retail sales were USD 1.8 billion (+5%, +11% cc), growing across all regions. Total Anti-Infectives sales were USD 269 million (+2%, +6% cc).
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 515 million (+1%, +7% cc).
Operating income
Operating income was USD 419 million (+34%, +42% cc), mainly driven by higher sales and improved gross margin. Operating income margin was 17.8% of net sales, increasing by 4.3 percentage points (4.3 percentage points cc) compared to prior year, benefiting from a lower prior year comparison as business dynamics continued to normalize from COVID impacts.
Core adjustments were USD 119 million, including USD 58 million of amortization. Prior year core adjustments were USD 133 million. The change in core adjustments compared to prior year was driven by lower impairments and legal settlements partly offset by higher impacts from manufacturing footprint changes and financial impacts / assets write-offs provisions in Ukraine.
Core operating income was USD 538 million (+21%, +26% cc), benefiting from a lower prior year comparison as business dynamics continued to normalize from COVID impacts. Core operating margin was 22.8% of net sales, increasing by 3.5 percentage points (+3.3 percentage points cc). Core gross margin as a percentage of sales increased by 1.9 percentage points (cc), due to product and geographic mix. Core R&D expenses as a percentage of net sales decreased by 0.5 percentage points (cc). Core SG&A expenses decreased by 0.3 percentage points (cc). Core Other Income and Expense increased the margin by 0.6 percentage points (cc) driven by higher divestment income.

Group Cash Flow and Balance Sheet
Cash Flow
First quarter
Net cash flows from operating activities amounted to USD 1.6 billion, compared to USD 2.1 billion in the prior year quarter. This decrease was mainly due to lower dividends from associated companies, as the prior year quarter included the dividends received (USD 0.5 billion) from our investment in Roche, which was divested in the fourth quarter of 2021. Unfavorable changes in working capital were mostly offset by higher net income adjusted for non-cash items and other adjustments, including divestment gains and favorable hedging results.
Net cash inflows from investing activities from continuing operations amounted to USD 9.4 billion, compared to USD 0.8 billion in the prior year quarter.
The current year quarter cash inflows were driven by USD 10.9 billion net proceeds from the sale of marketable securities, commodities and time deposits; and USD 0.2 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by USD 0.8 billion cash outflows for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc); and USD 0.9 billion for purchases of intangible assets, property, plant and equipment and of financial assets.
In the prior year quarter, net cash inflows from investing activities from continuing operations of USD 0.8 billion were mainly driven by USD 1.5 billion net proceeds from the sale of marketable securities, commodities and time deposits, partly offset by USD 0.6 billion for purchases of intangible assets (including the upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd).
Net cash outflows used in financing activities from continuing operations amounted to USD 9.5 billion, compared to USD 8.5 billion in the prior year quarter.
The current year quarter cash outflows were driven by USD 7.5 billion for the dividend payment; USD 2.4 billion for net treasury share transactions and USD 0.1 billion payments for lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.5 billion from the net increase in current financial debts.
In the prior year quarter, net cash outflows used in financing activities from continuing operations of USD 8.5 billion were mainly driven by USD 7.4 billion for the dividend payment; USD 1.9 billion for net treasury share transactions and USD 1.5 billion for the repayment of a bond denominated in euro (notional amount of EUR 1.25 billion) at maturity. These cash outflows were partly offset by cash inflows of USD 2.3 billion from the net increase in current financial debts.
Free cash flow amounted to USD 0.9 billion (-42% USD), compared to USD 1.6 billion in the prior year quarter, mainly due to the loss of Roche annual dividend (prior year USD 0.5 billion) and unfavorable working capital, partly offset by favorable hedging results. Excluding the impact of Roche annual dividend, free cash flow declined -14% (USD).
Balance sheet
Assets
Total non-current assets of USD 88.0 billion at March 31, 2022 increased by USD 1.9 billion compared to December 31, 2021.
Intangible assets other than goodwill increased by USD 0.7 billion as net additions (primarily the acquisition of Gyroscope Therapeutics Holdings plc) were partially offset by amortization and unfavorable currency translation adjustments.
Other non-current assets increased by USD 1.7 billion mainly due to an increase in the prepaid benefit costs of USD 1.7 billion resulting from the changes in discount rates used to calculate the actuarial defined benefit obligations, partly offset by actuarial losses from valuation impact on plan assets.
These increases were partly offset by a decrease in property, plant and equipment of USD 0.2 billion as net additions were more than offset by depreciation and unfavorable currency translation adjustments and a decrease in financial assets of USD 0.3 billion, driven by value adjustments.

Goodwill, investments in associated companies, deferred tax assets and right of use assets were broadly in line with December 31, 2021.
Total current assets of USD 37.2 billion at March 31, 2022 decreased by USD 8.5 billion compared to December 31, 2021.
Marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 11.0 billion mainly due to the dividend payment and the purchases of treasury shares.
This decrease was only partly offset by increases in cash and cash equivalents of USD 1.4 billion, trade receivables of USD 0.4 billion and inventories and other current assets of USD 0.3 billion respectively.
Income tax receivables were broadly in line with December 31, 2021.
Liabilities
Total non-current liabilities of USD 33.7 billion were broadly in line with December 31, 2021.
Deferred tax liabilities increased by USD 0.3 billion, largely due to the impact of acquisitions. This increase was offset by a decrease in provisions and other non-current liabilities of USD 0.2 billion mainly driven by a decrease in defined benefit plans, due to changes in discount rates used to calculate the actuarial defined benefit obligations, partly offset by actuarial losses from valuation impact on plan assets.
Financial debts and lease liabilities were broadly in line with December 31, 2021.
Total current liabilities of USD 29.8 billion decreased by USD 0.4 billion compared to December 31, 2021.
Provisions and other current liabilities decreased by USD 0.5 billion largely due to a decrease of USD 0.6 billion in other deferred short term employee benefits. Trade payables decreased by USD 0.5 billion.
Current ﬁnancial debts and derivative ﬁnancial instruments increased by USD 0.4 billion and current income tax liabilities increased by USD 0.2 billion.
Current lease liabilities were broadly in line with December 31, 2021.
Equity
The Group`s equity decreased by USD 6.1 billion to USD 61.7 billion at March 31, 2022 compared to December 31, 2021.
This decrease was mainly due to the cash-dividend payment of USD 7.5 billion, purchase of treasury shares of USD 2.8 billion, unfavorable currency translation differences of USD 0.3 billion and net unfavorable fair value adjustments on financial instruments of USD 0.2 billion. This was partially offset by the net income of USD 2.2 billion, net actuarial gains of USD 1.9 billion, equity-based compensation of USD 0.2 billion, decrease of the treasury share repurchase obligation of USD 0.2 billion and the exercise of options and employee transactions of USD 0.1 billion.
Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 18.8 billion at March 31, 2022, compared to USD 28.3 billion at December 31, 2021. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 29.5 billion at March 31, 2022, compared to USD 29.2 billion at December 31, 2021.
The debt/equity ratio increased to 0.48:1 at March 31, 2022, compared to 0.43:1 at December 31, 2021. As of March 31, 2022 the net debt was USD 10.7 billion, compared to USD 0.9 billion at December 31, 2021.

Innovation Review
Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.
Selected Innovative Medicines approvals: US, EU and Japan in Q1
Product	Active ingredient/ Descriptor	Indication	Region

Pluvicto	177Lu-PSMA-617	Metastatic castration-resistant prostate cancer, post-taxane	US - Mar

Vijoice	alpelisib	PIK3CA-related overgrowth spectrum	US - Apr

Scemblix	asciminib	3L Chronic myeloid leukemia	JP - Mar

Beovu	VEGF inhibitor	Diabetic macular edema	EU - Mar

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Cosentyx	JPsA & ERA	Approved	Q2 2021

Cosentyx	Cosentyx 300mg auto-injector and pre-filled syringe	Q4 2020	Approved	Q3 2021

Jakavi	Acute graft-versus-host disease (GvHD)		Q1 2021	Q1 2021	– US filing by Incyte – EU/EEA CHMP Positive opinion

	Chronic GvHD		Q1 2021	Q1 2021	– US filing by Incyte – EU/EEA CHMP Positive opinion

ABL001 (asciminib)	3L Chronic myeloid leukemia	Approved	Q2 2021	Approved	– JP approval

Beovu	Diabetic macular edema	Q3 2021	Approved	Q3 2021	– EU approval

Pluvicto	Metastatic castration-resistant prostate cancer, post-taxane	Approved	Q4 2021		– US approval

VDT482 (tislelizumab)	2L Esophageal cancer (ESCC)	Q3 2021	Q1 2022		– MAA submitted in EU

	NSCLC		Q1 2022		– MAA submitted in EU

Kymriah	Relapsed/refractory follicular lymphoma	Q3 2021	Q3 2021	Q4 2021	– FDA priority review – EU/EEA CHMP Positive opinion

SKO136 (ensovibep)	Corona virus infection	Q1 2022			– FDA emergency use application

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

ABL001 (asciminib)	1L Chronic myeloid leukemia	2025	3

ACZ885 (canakinumab)	Adjuvant NSCLC	2023	3

Aimovig	Migraine, pediatrics	≥2026	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3	– Pivotal confirmatory study initiated

Beovu	Diabetic retinopathy	2025	3

Piqray	Triple negative breast cancer	2023	3

	Human epidermal growth factor receptor 2-positive (HER2+) advanced breast cancer	2025	3

	Ovarian cancer	2023	3

CFZ533 (iscalimab)	Liver transplantation	≥2026	2

	Sjögren's syndrome	≥2026	2

Coartem	Malaria, uncomplicated (<5 kg patients)	2024	3	– Submission planned in Switzerland

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Cosentyx	Ankylosing spondylitis head‑to‑head study versus Sandoz biosimilar Hyrimoz (adalimumab)		3	– Study for publication only

	Hidradenitis suppurativa	2022	3

	Giant cell arteritis	2024	3

	Lichen planus	2025	2

	Lupus nephritis	≥2026	3

	Psoriatic arthritis (IV formulation)	2022	3

	Ankylosing spondylitis (IV formulation)	2023	3

CPK850	Retinitis pigmentosa	≥2026	2

CSJ117	Asthma	≥2026	2

JDQ443	Non-small cell lung cancer, 2/3L	2024	3	– Ph3 to be initiated in H2 2022

	Non-small cell lung cancer (combos)	≥2026	2

KAE609 (cipargamin)	Malaria, uncomplicated	≥2026	2

	Malaria, severe	≥2026	2

KAF156 (ganaplacide)	Malaria, uncomplicated	≥2026	2

Kisqali + endocrine therapy	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	2023	3

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2026	3

LJN452 (tropifexor + licogliflozin)	Nonalcoholic steatohepatitis	≥2026	2

LMI070 (branaplam)	Huntington’s disease	≥2026	2	– FDA Orphan Drug designation – FDA Fast Track designation

LNA043	Osteoarthritis	≥2026	2	– FDA Fast Track designation

LNP023 (iptacopan)	Paroxysmal nocturnal hemoglobinuria	2023	3	– FDA, EU Orphan Drug designation – FDA Breakthrough Therapy designation – Enrollment completed

	IgA nephropathy	2023	3	– EU Orphan Drug designation

	C3 glomerulopathy	2023	3	– EU Orphan Drug designation – EU PRIME designation – FDA Rare Pediatric designation – China Breakthrough Therapy designation granted

	Membranous nephropathy	≥2026	2

	Atypical haemolytic uraemic syndrome	2025	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2024	3

	Multiple sclerosis	2025	3

	Sjögren's syndrome	≥2026	2

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	2023	3

Pluvicto	Metastatic castration-resistant prostate cancer pre-taxane	2023	3

	Metastatic hormone sensitive prostate cancer	2024	3

177Lu-NeoB	Multiple solid tumors	≥2026	1

LXE408	Visceral leishmaniasis	≥2026	2

MBG453 (sabatolimab)	Myelodysplastic syndrome	2022/2023	3	– FDA Fast Track designation – EU Orphan Drug designation

	Unfit acute myeloid leukemia	2024	2

MIJ821	Depression	≥2026	2

NIS793	1L Pancreatic cancer	2025	3	– FDA Orphan Drug designation

PPY988	Geographic atrophy	≥2026	2	– Gyroscope acquisition

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

QBW251 (icenticaftor)	Chronic obstructive pulmonary disease	2025	2	– Readout imminent

QGE031 (ligelizumab)	Chronic spontaneous urticaria		3	– No submission planned

	Chronic inducible urticaria		3	– No submission planned

	Food allergy	2025	3

SAF312 (libvatrep)	Chronic ocular surface pain	≥2026	2

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– Enrollment ongoing – FDA Fast Track designation – China Breakthrough Therapy designation

UNR844	Presbyopia	2024	2

VAY736 (ianalumab)	Auto-immune hepatitis	≥2026	2

	Sjögren’s syndrome	≥2026	2	– FDA Fast Track designation

	Lupus Nephritis	≥2026	3	– Ph3 to be initiated in 2022

	Systemic lupus erythematosus	≥2026	2

VDT482 (tislelizumab)	1L Nasopharyngeal carcinoma	2022	3	– FDA Orphan designation granted

	1L Gastric cancer	2023	3	– Study met primary OS endpoint in PD-L1 high

	1L ESCC	2023	3

	Localized ESCC	2023	3

	1L Hepatocellular carcinoma	2023	3

	1L Small cell lung cancer	2024	3

	1L Urothelial cell carcinoma	≥2026	3	– New date due to revised plan

	Adj/Neo adj. NSCLC	≥2026	3

VPM087 (gevokizumab)	Colorectal cancer, 1st line	≥2026	1

Xolair	Food allergy	2023	3

YTB323	2L Diffuse large B-cell lymphoma	2025	3	– Ph3 to be initiated in 2022 – Operational delay in start of study

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update

GP2411 (denosumab)	Osteoporosis (same as originator)	– In Ph3

SOK583 (aflibercept)	Ophthalmology (same as originator)	– In Ph3

Insulin glargine, lispro, aspart	Diabetes	– Collaboration with Gan & Lee

Natalizumab	Multiple sclerosis and Crohn’s disease	– Collaboration Polpharma Biologics

Trastuzumab	HER2-positive cancer tumors	– Collaboration EirGenix – In registration

Bevacizumab	Solid tumors	– Collaboration Bio-Thera Solutions

Condensed Interim Consolidated Financial Statements

Consolidated income statements
First quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q1 2022	Q1 2021

Net sales to third parties	9	12 531	12 411

Other revenues	9	283	283

Cost of goods sold		-3 856	-4 039

Gross profit		8 958	8 655

Selling, general and administration		-3 512	-3 529

Research and development		-2 320	-2 351

Other income		226	339

Other expense		-500	-699

Operating income		2 852	2 415

(Loss)/income from associated companies	3	-2	256

Interest expense		-201	-202

Other financial income and expense		20	-19

Income before taxes		2 669	2 450

Income taxes		-450	-391

Net income		2 219	2 059

Attributable to:
Shareholders of Novartis AG		2 222	2 059

Non-controlling interests		-3	0

Weighted average number of shares outstanding – Basic (million)		2 225	2 252

Basic earnings per share (USD) [1]		1.00	0.91

Weighted average number of shares outstanding – Diluted (million)		2 237	2 265

Diluted earnings per share (USD) [1]		0.99	0.91

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income
First quarter (unaudited)
(USD millions)	Q1 2022	Q1 2021

Net income	2 219	2 059

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Novartis share of other comprehensive income recognized by associated companies, net of taxes		-71

Net investment hedge, net of taxes	25	105

Currency translation effects, net of taxes	-270	-2 156

Total of items that are or may be recycled	-245	-2 122

Items that will never be recycled into the consolidated income statement

Actuarial gains from defined benefit plans, net of taxes	1 867	1 098

Fair value adjustments on equity securities, net of taxes	-180	149

Total of items that will never be recycled	1 687	1 247

Total comprehensive income	3 661	1 184

Attributable to:
Shareholders of Novartis AG	3 664	1 186

Non-controlling interests	-3	-2

Consolidated balance sheets
(USD millions)	Note	Mar 31, 2022 (unaudited)	Dec 31, 2021 (audited)

Assets
Non-current assets
Property, plant and equipment	9	11 347	11 545

Right-of-use assets		1 514	1 561

Goodwill	9	29 636	29 595

Intangible assets other than goodwill	9	34 853	34 182

Investments in associated companies	3	195	205

Deferred tax assets		3 865	3 743

Financial assets		2 711	3 036

Other non-current assets		3 861	2 210

Total non-current assets		87 982	86 077

Current assets
Inventories		6 997	6 666

Trade receivables		8 409	8 005

Income tax receivables		269	278

Marketable securities, commodities, time deposits and derivative financial instruments		4 962	15 922

Cash and cash equivalents		13 852	12 407

Other current assets		2 747	2 440

Total current assets		37 236	45 718

Total assets		125 218	131 795

Equity and liabilities
Equity
Share capital		901	901

Treasury shares		-60	-48

Reserves		60 699	66 802

Equity attributable to Novartis AG shareholders		61 540	67 655

Non-controlling interests		164	167

Total equity		61 704	67 822

Liabilities
Non-current liabilities
Financial debts		22 796	22 902

Lease liabilities		1 577	1 621

Deferred tax liabilities		3 384	3 070

Provisions and other non-current liabilities		5 950	6 172

Total non-current liabilities		33 707	33 765

Current liabilities
Trade payables		5 083	5 553

Financial debts and derivative financial instruments		6 696	6 295

Lease liabilities		272	275

Current income tax liabilities		2 578	2 415

Provisions and other current liabilities		15 178	15 670

Total current liabilities		29 807	30 208

Total liabilities		63 514	63 973

Total equity and liabilities		125 218	131 795

Consolidated statements of changes in equity
First quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2022		901	-48	70 989	-4 187	67 655	167	67 822

Net income				2 222		2 222	-3	2 219

Other comprehensive income					1 442	1 442		1 442

Total comprehensive income				2 222	1 442	3 664	-3	3 661

Dividends				-7 506		-7 506		-7 506

Purchase of treasury shares			-17	-2 790		-2 807		-2 807

Exercise of options and employee transactions			1	92		93		93

Equity-based compensation			4	229		233		233

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	5		5		5

Taxes on treasury share transactions				10		10		10

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			170		170		170

Fair value adjustments on financial assets sold				7	-7

Other movements	4.2			23		23		23

Total of other equity movements			-12	-9 760	-7	-9 779		-9 779

Total equity at March 31, 2022		901	-60	63 451	-2 752	61 540	164	61 704

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2021		913	-53	57 157	-1 419	56 598	68	56 666

Net income				2 059		2 059	0	2 059

Other comprehensive income				-71	-802	-873	-2	-875

Total comprehensive income				1 988	-802	1 186	-2	1 184

Dividends				-7 368		-7 368		-7 368

Purchase of treasury shares			-12	-1 881		-1 893		-1 893

Exercise of options and employee transactions			0	42		42		42

Equity-based compensation			5	153		158		158

Shares delivered to Alcon employees as a result of the Alcon spin-off			0	17		17		17

Taxes on treasury share transactions				1		1		1

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			1 769		1 769		1 769

Fair value adjustments on financial assets sold				154	-154

Fair value adjustments related to divestments				3	-3

Other movements	4.2			13		13		13

Total of other equity movements			-7	-7 097	-157	-7 261		-7 261

Total equity at March 31, 2021		913	-60	52 048	-2 378	50 523	66	50 589

Consolidated statements of cash flows
First quarter (unaudited)
(USD millions)	Note	Q1 2022	Q1 2021

Net income		2 219	2 059

Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	2 353	2 366

Dividends received from associated companies and others			522

Interest received		17	4

Interest paid		-110	-112

Other financial payments		-30	-283

Income taxes paid		-633	-735

Net cash flows from operating activities before working capital and provision changes		3 816	3 821

Payments out of provisions and other net cash movements in non-current liabilities		-156	-217

Change in net current assets and other operating cash flow items		-2 011	-1 474

Net cash flows from operating activities		1 649	2 130

Purchases of property, plant and equipment		-257	-246

Proceeds from sale of property, plant and equipment		33	66

Purchases of intangible assets		-602	-612

Proceeds from sale of intangible assets		66	83

Purchases of financial assets		-35	-36

Proceeds from sale of financial assets		66	224

Purchases of other non-current assets			-12

Divestments and acquisitions of interests in associated companies, net		-18	-2

Acquisitions and divestments of businesses, net	6.2	-821	-209

Purchases of marketable securities, commodities and time deposits		-4 221	-50

Proceeds from sale of marketable securities, commodities and time deposits		15 154	1 579

Net cash flows from investing activities from continuing operations		9 365	785

Net cash flows used in investing activities from discontinued operations			-5

Net cash flows from investing activities		9 365	780

Dividends paid to shareholders of Novartis AG		-7 506	-7 368

Acquisitions of treasury shares		-2 542	-1 922

Proceeds from exercised options and other treasury share transactions, net		94	30

Increase in non-current financial debts		3

Repayments of non-current financial debts			-1 466

Change in current financial debts		478	2 301

Payments of lease liabilities		-77	-80

Other financing cash flows, net		22	-24

Net cash flows used in financing activities from continuing operations		-9 528	-8 529

Net cash flows used in financing activities from discontinued operations			-11

Net cash flows used in financing activities		-9 528	-8 540

Net change in cash and cash equivalents before effect of exchange rate changes		1 486	-5 630

Effect of exchange rate changes on cash and cash equivalents		-41	-227

Net change in cash and cash equivalents		1 445	-5 857

Cash and cash equivalents at January 1		12 407	9 658

Cash and cash equivalents at March 31		13 852	3 801

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2022 (unaudited)

1. Basis of preparation
These Condensed Interim Consolidated Financial Statements for the three-month interim period ended March 31, 2022, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2021 Annual Report published on February 2, 2022.
2. Selected critical accounting policies
The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2021 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The preparation of interim financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are continually monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2021 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.
The Group’s activities are not subject to significant seasonal fluctuations.
3. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2022
Innovative Medicines – acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications. The purchase price consisted of a cash payment of USD 0.8 billion, subject to certain purchase price adjustments, and potential additional milestone payments of up to USD 0.7 billion, upon achievement of specified milestones. The acquisition closed on February 17, 2022.
The fair value of the total purchase consideration was USD 1.0 billion. The amount consisted of an upfront payment of USD 0.8 billion (including customary purchase price adjustments) and the fair value of contingent consideration of USD 0.2 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 0.9 billion, consisting primarily of intangible assets of approximately USD 1.1 billion and net deferred tax liabilities of approximately USD 0.2 billion. Goodwill amounted to approximately USD 0.1 billion.
The results of operations since the date of acquisition are not material.
Significant transactions in 2021
Sandoz – acquisition of GSK’s cephalosporin antibiotics business
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of the GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz acquired the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excluded the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK. The transaction closed on October 8, 2021.
The purchase price consisted of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK will be eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
The fair value of the total purchase consideration was USD 415 million. The amount consisted of a payment of USD 351 million, including purchase price adjustments, and the fair value of contingent consideration of USD 64 million, which GSK is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 308 million, consisting of USD 292 million intangible assets and USD 16 million deferred tax assets. Goodwill amounted to USD 107 million.
The 2021 results of operations since the date of acquisition were not material.
Corporate – divestment of the investment in Roche Holding AG
On November 3, 2021, Novartis entered into a Share Repurchase Agreement with Roche Holding AG under which Novartis agreed to sell 53.3 million (approximately 33.3%) bearer shares of Roche Holding AG voting shares in a bilateral transaction to Roche Holding AG for a total consideration of USD 20.7 billion. As a result, Novartis discontinued the use of equity method accounting starting from November 3, 2021.
The transaction closed on December 6, 2021. Novartis realized a gain of USD 14.6 billion, recorded in income from associated companies.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2022	2021	Q1 2022	Q1 2021

Balance at beginning of year		2 234.9	2 256.8	67 655	56 598

Shares acquired to be canceled		-31.2	-19.6	-2 706	-1 768

Other share purchases		-1.1	-1.4	-101	-125

Exercise of options and employee transactions		1.9	0.6	93	42

Equity-based compensation		8.1	8.6	233	158

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.0	0.1	5	17

Taxes on treasury share transactions				10	1

Decrease of treasury share repurchase obligation under a share buyback trading plan	4.1			170	1 769

Dividends				-7 506	-7 368

Net income of the period attributable to shareholders of Novartis AG				2 222	2 059

Other comprehensive income attributable to shareholders of Novartis AG				1 442	-873

Other movements	4.2			23	13

Balance at March 31		2 212.6	2 245.1	61 540	50 523

4.1. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement but would be subject to a 90-day waiting period as at the reporting date. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a 90-day period, or if shorter, until the maturity date of such trading plan.
The liability under this arrangement amounted to USD 2.6 billion as of March 31, 2022.
4.2. Other movements include, for subsidiaries in hyperinﬂationary economies, the impact of the revaluation of the equity balances of the current year.
5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2022, and December 31, 2021. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2021 Annual Report, published on February 2, 2022.
	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2022	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021

Financial assets
Cash and cash equivalents
Debt securities		2 010						2 010

Total cash and cash equivalents		2 010						2 010

Marketable securities
Debt securities		2 719	10	22			10	2 741

Derivative financial instruments			93	105			93	105

Total marketable securities and derivative financial instruments		2 719	103	127			103	2 846

Current contingent consideration receivables					41		41

Long-term financial investments
Debt and equity securities	721	1 080	11		667	617	1 399	1 697

Fund investments	22	28			313	338	335	366

Non-current contingent consideration receivables					609	641	609	641

Total long-term financial investments	743	1 108	11		1 589	1 596	2 343	2 704

Associated companies at fair value through profit or loss					182	192	182	192

Financial liabilities
Current contingent consideration liabilities					-170	-119	-170	-119

Derivative financial instruments			-66	-68			-66	-68

Total current financial liabilities at fair value			-66	-68	-170	-119	-236	-187

Non-current contingent consideration liabilities					-1 084	-956	-1 084	-956

Other financial liabilities					-242	-19	-242	-19

Total non-current financial liabilities at fair value					-1 326	-975	-1 326	-975

There were no transfers across levels in the quarter.
The fair value of straight bonds amounted to USD 25.3 billion at March 31, 2022 (USD 27.1 billion at December 31, 2021) compared to the carrying amount of USD 25.2 billion at March 31, 2022 (USD 25.3 billion at December 31, 2021). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments of USD 2.3 billion at March 31, 2022 (USD 2.7 billion at December 31, 2021) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities and other financial liabilities included in the line total non-current financial liabilities at fair value of USD 1.3 billion at March 31, 2022 (USD 1.0 billion at December 31, 2021) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheet.
The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows
6.1. Non-cash items
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q1 2022	Q1 2021

Depreciation, amortization and impairments on:
Property, plant and equipment	314	434

Right-of-use assets	78	80

Intangible assets	1 013	1 183

Financial assets [1]	102	-101

Change in provisions and other non-current liabilities	88	277

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-78	-46

Equity-settled compensation expense	203	183

Loss/(income) from associated companies	2	-256

Income taxes	450	391

Net financial expense	181	221

Total	2 353	2 366

[1] Includes fair value adjustments
In the first quarter of 2022, USD 0.3 billion (Q1 2021: nil) additions to intangible assets other than goodwill were acquired with deferred payments and USD 43 million (Q1 2021: USD 61 million) additions to right-of-use assets were recognized.

6.2. Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 3.
(USD millions)	Q1 2022	Q1 2021

Net assets recognized as a result of acquisitions of businesses	-979	-229

Fair value of previously held equity interests		20

Contingent consideration payable, net	181	0

Payments, deferred consideration and other adjustments, net	-25	-2

Cash flows used for acquisitions of businesses	-823	-211

Cash flows from divestments of businesses, net [1]	2	2

Cash flows used for acquisitions and divestments of businesses, net	-821	-209

[1] In the first quarter of 2022, USD 2 million included net cash flows from business divestments in the current year quarter and from divestments in previous years. The net identifiable assets of the current year quarter divested business amounted to USD 34 million, comprised of non-current assets of USD 5 million; net current assets of USD 29 million, including USD 9 million cash and cash equivalents. The deferred sale price receivable and other adjustments amounted to USD 25 million.

In the first quarter of 2021, USD 2 million represented the net cash inflows from divestments in previous years.
Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

7. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	Q1 2022	Q1 2021

Property, plant and equipment	13

Right-of-use assets	12

Acquired research and development	1 105	139

Deferred tax assets	51	12

Other current assets	5

Cash and cash equivalents	70	6

Deferred tax liabilities	-276	-31

Current and non-current lease liabilities	-12

Trade payables and other liabilities	-67	-3

Net identifiable assets acquired	901	123

Acquired cash and cash equivalents	-70	-6

Goodwill	148	112

Net assets recognized as a result of acquisitions of businesses	979	229

Note 3 details significant acquisitions of businesses, specifically, the acquisition of Gyroscope in the first quarter of 2022. There were no significant acquisitions of businesses in the first quarter of 2021. The goodwill arising out of the Gyroscope acquisition is mainly attributable to the accounting for deferred tax liabilities on acquired assets and the assembled workforce. The goodwill for the first quarter of 2021 acquisition relates to buyer specific synergies and the assembled workforce. In the first quarter of 2022, no goodwill (Q1 2021: nil) is tax deductible.
8. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2021 Annual Report and 2021 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 25, 2022, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2021 Annual Report and 2021 Form 20-F.
Investigations and related litigations
340B Drug Pricing Program investigation
In February 2021, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont. The subpoena requests the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC provided documents and information to the Office of the Attorney General. In May 2021, NPC received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (“USDC”) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to OIG, which could result in the imposition of civil monetary penalties on NPC. In November 2021, the USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacated the violation notification and remanded the matter to HRSA. HRSA has filed an appeal. In December 2021, Emory University Hospital Midtown filed an Administrative Dispute Resolution Proceeding (ADR) against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. The parties are awaiting assignment to an ADR panel.

Product liability litigation
Taxotere® (docetaxel)
Sandoz is a defendant in more than 3 000 US product liability actions involving Taxotere® (docetaxel), an oncology product, many of which have been transferred to a multidistrict litigation in the Eastern District of Louisiana. The complaints allege misleading marketing and that Sanofi, as innovator, and several 505(b)(2) NDA holders (including Sandoz) failed to warn of the risk of permanent alopecia/hair loss. In 2022, a new multidistrict litigation was created in the Eastern District of Louisiana for claims related to alleged eye injuries. The claims are being vigorously contested.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2021 Annual Report and 2021 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
9. Segmentation of key figures
The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.
Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision-maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.
The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division was organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consisted of the global business franchises Hematology and Solid Tumor, and Novartis Pharmaceuticals consisted of the global business franchises Immunology, Hepatology and Dermatology; Neuroscience; Ophthalmology; Cardiovascular, Renal and Metabolism; Respiratory and Allergy; and Established Medicines. Following the announcement of April 4, 2022, the Innovative Medicines Division will be organized in two commercial organizations: Innovative Medicines US and Innovative Medicines International.
Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for the Retail Generics business franchise and for sale to third-party companies. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment.
Our divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations (NTO) and Customer & Technology Solutions (CTS). Following the announcement of April 4, 2022, a new Operations unit was formed combining NTO and CTS.
Further details are provided in Note 3 to the Consolidated Financial Statements of the 2021 Annual Report.

Segmentation – Consolidated income statements
First quarter
	Innovative Medicines		Sandoz		Corporate (including eliminations)[1]		Group

(USD millions)	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021

Net sales to third parties	10 176	10 104	2 355	2 307			12 531	12 411

Sales to other segments	228	228	47	53	-275	-281

Net sales	10 404	10 332	2 402	2 360	-275	-281	12 531	12 411

Other revenues	274	270	6	9	3	4	283	283

Cost of goods sold	-2 912	-3 064	-1 250	-1 266	306	291	-3 856	-4 039

Gross profit	7 766	7 538	1 158	1 103	34	14	8 958	8 655

Selling, general and administration	-2 880	-2 906	-514	-502	-118	-121	-3 512	-3 529

Research and development	-2 112	-2 137	-208	-214			-2 320	-2 351

Other income	145	206	48	43	33	90	226	339

Other expense	-312	-459	-65	-118	-123	-122	-500	-699

Operating income	2 607	2 242	419	312	-174	-139	2 852	2 415

as % of net sales	25.6%	22.2%	17.8%	13.5%			22.8%	19.5%

(Loss)/income from associated companies					-2	256	-2	256

Interest expense							-201	-202

Other financial income and expense							20	-19

Income before taxes							2 669	2 450

Income taxes							-450	-391

Net income							2 219	2 059

[1] Eliminations mainly relate to the elimination of sales to other segments and the corresponding cost of goods sold.
Segmentation – Additional consolidated balance sheets and income statements disclosure
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Mar 31, 2022	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021	Mar 31, 2022	Dec 31, 2021

Total assets	80 199	79 220	16 260	16 192	28 759	36 383	125 218	131 795

Total liabilities	-15 306	-15 929	-3 581	-3 632	-44 627	-44 412	-63 514	-63 973

Total equity							61 704	67 822

Net debt [1]					10 678	868	10 678	868

Net operating assets	64 893	63 291	12 679	12 560	-5 190	-7 161	72 382	68 690

Included in net operating assets are:
Property, plant and equipment	9 020	9 168	1 859	1 901	468	476	11 347	11 545

Goodwill	21 650	21 562	7 979	8 026	7	7	29 636	29 595

Intangible assets other than goodwill	33 031	32 357	1 551	1 577	271	248	34 853	34 182

[1] See page 41 for additional disclosures related to net debt.
The following table shows the property, plant and equipment impairment charges and reversals, the right-of-use assets impairment charges and the intangible assets impairment charges:
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021

Property, plant and equipment impairment charges	-22	-114	-1	-20			-23	-134

Property, plant and equipment impairment reversals	2	2	1	1			3	3

Right-of-use assets impaiment charges			-1				-1

Intangible assets impairment charges [1]	-37	-201		-1			-37	-202

[1] First quarter of 2021 includes an impairment of USD 201 million related to the write-down of IPR&D related to cessation of clinical development program GTX312.

In the first quarter of 2022, there were no reversals of prior-year impairment charges on intangible assets (Q1 2021: nil) and right-of-use assets (Q1 2021: nil).
Segmentation – Net sales by region1
First quarter
	Q1 2022 USD m	Q1 2021 USD m	% change USD	% change cc 2	Q1 2022 % of total	Q1 2021 % of total

Innovative Medicines

Europe	3 507	3 649	-4	5	34	36

US	3 647	3 543	3	3	36	35

Asia/Africa/Australasia	2 324	2 282	2	5	23	23

Canada and Latin America	698	630	11	12	7	6

Total	10 176	10 104	1	4	100	100

Of which in Established Markets	7 523	7 565	-1	3	74	75

Of which in Emerging Growth Markets	2 653	2 539	4	9	26	25

Sandoz

Europe	1 257	1 258	0	9	53	55

US	436	447	-2	-2	19	19

Asia/Africa/Australasia	409	393	4	8	17	17

Canada and Latin America	253	209	21	21	11	9

Total	2 355	2 307	2	8	100	100

Of which in Established Markets	1 623	1 655	-2	3	69	72

Of which in Emerging Growth Markets	732	652	12	20	31	28

Group

Europe	4 764	4 907	-3	6	38	40

US	4 083	3 990	2	2	33	32

Asia/Africa/Australasia	2 733	2 675	2	5	22	22

Canada and Latin America	951	839	13	15	7	6

Total	12 531	12 411	1	5	100	100

Of which in Established Markets	9 146	9 220	-1	3	73	74

Of which in Emerging Growth Markets	3 385	3 191	6	12	27	26

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.

Segmentation – Net sales by business franchise
Innovative Medicines Division net sales by business franchise
First quarter
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc 2

Hematology
Promacta/Revolade	491	463	6	9

Tasigna	461	515	-10	-7

Jakavi	389	363	7	14

Gleevec/Glivec	198	272	-27	-25

Kymriah	127	151	-16	-13

Exjade/Jadenu	110	153	-28	-24

Adakveo	44	37	19	20

Scemblix	25		nm	nm

Other	75	103	-27	-25

Total Hematology	1 920	2 057	-7	-3

Solid Tumor
Tafinlar + Mekinist	403	393	3	7

Sandostatin	320	358	-11	-9

Kisqali	239	195	23	28

Afinitor/Votubia	138	254	-46	-43

Votrient	129	143	-10	-7

Lutathera	125	122	2	4

Piqray	73	78	-6	-6

Tabrecta	31	17	82	75

Other	146	165	-12	-7

Total Solid Tumor	1 604	1 725	-7	-4

Total Novartis Oncology business unit	3 524	3 782	-7	-3

Immunology, Hepatology and Dermatology
Cosentyx	1 159	1 053	10	12

Ilaris	285	256	11	18

Other	1		nm	nm

Total Immunology, Hepatology and Dermatology	1 445	1 309	10	13

Neuroscience
Gilenya	605	707	-14	-11

Zolgensma	363	319	14	18

Kesimpta	195	50	nm	nm

Mayzent	79	55	44	47

Aimovig	54	47	15	22

Other	9	12	-25	-36

Total Neuroscience	1 305	1 190	10	13

Cardiovascular, Renal and Metabolism
Entresto	1 093	789	39	42

Leqvio	14	1	nm	nm

Total Cardiovascular, Renal and Metabolism	1 107	790	40	43

Ophthalmology
Lucentis	520	545	-5	0

Xiidra	107	108	-1	-2

Beovu	48	39	23	29

Other	312	399	-22	-18

Total Ophthalmology	987	1 091	-10	-5

Respiratory and Allergy
Xolair [1]	368	335	10	17

Ultibro Group	132	149	-11	-6

Enerzair Group	14	4	nm	nm

Other	6	5	20	9

Total Respiratory and Allergy	520	493	5	13

Established Medicines
Galvus Group	216	262	-18	-10

Exforge Group	200	254	-21	-19

Diovan Group	191	214	-11	-8

Zortress/Certican	90	107	-16	-10

Voltaren/Cataflam	85	86	-1	5

Neoral/Sandimmun(e)	82	94	-13	-8

Contract manufacturing	49		nm	nm

Other	375	432	-13	-10

Total Established Medicines	1 288	1 449	-11	-6

Total Novartis Pharmaceuticals business unit	6 652	6 322	5	9

Total division net sales	10 176	10 104	1	4

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.
nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2022
First quarter
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 2	USD m	% change USD	% change cc 2	USD m	% change USD	% change cc 2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	659	2	500	23	28	1 159	10	12

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	542	42	551	35	42	1 093	39	42

Gilenya	Neuroscience	Relapsing multiple sclerosis	306	-14	299	-15	-9	605	-14	-11

Lucentis	Ophthalmology	Age-related macular degeneration			520	-5	0	520	-5	0

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	247	12	244	0	7	491	6	9

Tasigna	Hematology	Chronic myeloid leukemia	202	-4	259	-15	-10	461	-10	-7

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	154	10	249	-2	5	403	3	7

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			389	7	14	389	7	14

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			368	10	17	368	10	17

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	113	-5	250	25	32	363	14	18

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	200	-6	120	-18	-14	320	-11	-9

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	126	18	159	7	18	285	11	18

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	79	11	160	29	37	239	23	28

Galvus Group	Established Medicines	Type 2 diabetes			216	-18	-10	216	-18	-10

Exforge Group	Established Medicines	Hypertension	4	33	196	-22	-19	200	-21	-19

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	50	-32	148	-25	-23	198	-27	-25

Kesimpta	Neuroscience	Relapsing remitting multiple sclerosis	172	nm	23	nm	nm	195	nm	nm

Diovan Group	Established Medicines	Hypertension	13	-35	178	-8	-5	191	-11	-8

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	47	-69	91	-12	-6	138	-46	-43

Ultibro Group	Respiratory and Allergy	Chronic obstructive pulmonary disease (COPD)			132	-11	-6	132	-11	-6

Top 20 products total			2 914	6	5 052	1	7	7 966	3	7

Rest of portfolio			733	-7	1 477	-6	-1	2 210	-6	-3

Total division sales			3 647	3	6 529	0	5	10 176	1	4

[1] Net sales reflect Xolair sales for all indications.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.

nm = not meaningful

Sandoz Division net sales by business franchise
First quarter
	Q1 2022	Q1 2021	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics [1]	1 768	1 679	5	11

Biopharmaceuticals	515	511	1	7

Anti-Infectives [1]	72	117	-38	-37

Total division net sales	2 355	2 307	2	8

[1] Sandoz total anti-infectives net sales amounted to USD 269 million (Q1 2021: USD 263 million), of which USD 197 million (Q1 2021: USD 146 million) is sold through the Retail Generics business franchise and USD 72 million (Q1 2021: USD 117 million) is sold to other third-party companies through the Anti-Infectives business franchise.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 35.
The product portfolio of Sandoz is widely spread in 2022 and 2021.
Segmentation – Other revenue
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021

Profit sharing income	205	191					205	191

Royalty income	3	23	5	6	3	4	11	33

Milestone income	19	39		1			19	40

Other [1]	47	17	1	2			48	19

Total other revenues	274	270	6	9	3	4	283	283

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

10. Events subsequent to the March 31, 2022, consolidated balance sheet date
Bond repayment
On April 19, 2022, Novartis repaid a USD 1 billion bond, in advance of its maturity date of May 17, 2022, at no additional cost.

Supplementary information (unaudited)

Non-IFRS disclosures
Novartis uses certain non-IFRS metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies, free cash flow and net debt.
Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
As an internal measure of Group performance, these non-IFRS measures have limitations, and the Group’s performance management process is not solely restricted to these metrics.
Core results
The Group’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.
The following are examples of how these core measures are utilized:
• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.
• Annual budgets are prepared for both IFRS and core measures.
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD, using the average exchange rates from the prior year and comparing them to the prior-year values in USD.
We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities, commodities, time deposits and net cash flows from financing activities.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
First quarter
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021

IFRS operating income	2 607	2 242	419	312	-174	-139	2 852	2 415

Amortization of intangible assets	878	889	58	64			936	953

Impairments

Intangible assets	37	201		1			37	202

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	17	112		19			17	131

Other property, plant and equipment

Total impairment charges	54	313		20			54	333

Acquisition or divestment of businesses and related items

- Income		-1			-2	-5	-2	-6

- Expense		1				9		10

Total acquisition or divestment of businesses and related items, net					-2	4	-2	4

Other items

Divestment gains		-9		-4	-18	-32	-18	-45

Financial assets - fair value adjustments	32	-107			70	6	102	-101

Restructuring and related items

- Income	-4	-12	-6	-1			-10	-13

- Expense	143	310	46	29	17	4	206	343

Legal-related items

- Income	-51			-11			-51	-11

- Expense		1	6	37			6	38

Additional income	-15	-18	-2	-1			-17	-19

Additional expense	8	57	17			3	25	60

Total other items	113	222	61	49	69	-19	243	252

Total adjustments	1 045	1 424	119	133	67	-15	1 231	1 542

Core operating income	3 652	3 666	538	445	-107	-154	4 083	3 957

as % of net sales	35.9%	36.3%	22.8%	19.3%			32.6%	31.9%

(Loss)/income from associated companies					-2	256	-2	256

Core adjustments to income from associated companies, net of tax						57		57

Interest expense							-201	-202

Other financial income and expense							20	-19

Core adjustments to other financial income and expense							12	14

Income taxes, adjusted for above items (core income taxes)							-661	-650

Core net income							3 251	3 413

Core net income attributable to shareholders of Novartis AG							3 254	3 413

Core basic EPS (USD) [1]							1.46	1.52

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group
First quarter
(USD millions unless indicated otherwise)	Q1 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2022 Core results	Q1 2021 Core results

Gross profit	8 958	901			101	9 960	9 787

Operating income	2 852	936	54	-2	243	4 083	3 957

Income before taxes	2 669	936	54	-2	255	3 912	4 063

Income taxes [5]	-450					-661	-650

Net income	2 219					3 251	3 413

Basic EPS (USD) [6]	1.00					1.46	1.52

The following are adjustments to arrive at core gross profit

Cost of goods sold	-3 856	901			101	-2 854	-2 907

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 512				14	-3 498	-3 520

Research and development	-2 320	35	37		-8	-2 256	-2 127

Other income	226		-1	-2	-96	127	86

Other expense	-500		18		232	-250	-269

The following are adjustments to arrive at core income before taxes

Other financial income and expense	20				12	32	-5

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation provisions
[4] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions and related items; cost of goods sold and research and development include contingent consideration adjustments; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other income also includes legal-related items and a curtailment gain; other expense includes a change in an accrual and legal-related items; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.2 billion to arrive at the core results before tax amounts to USD 211 million. The average tax rate on the adjustments is 17.0% since the estimated full year core tax charge of 16.9% has been applied to the pre-tax income of the period.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines
First quarter
(USD millions)	Q1 2022 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	Q1 2022 Core results	Q1 2021 Core results

Gross profit	7 766	843			73	8 682	8 600

Operating income	2 607	878	54		113	3 652	3 666

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 912	843			73	-1 996	-2 002

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 880				3	-2 877	-2 896

Research and development	-2 112	35	37		-8	-2 048	-1 914

Other income	145		-1		-62	82	56

Other expense	-312		18		107	-187	-180

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions and related items; cost of goods sold and research and development include contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes legal-related items and a curtailment gain; other expense includes a change in an accrual

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz
First quarter
(USD millions)	Q1 2022 IFRS results	Amortization of intangible assets [1]	Impairments	Acquisition or divestment of businesses and related items	Other items [2]	Q1 2022 Core results	Q1 2021 Core results

Gross profit	1 158	58			28	1 244	1 173

Operating income	419	58			61	538	445

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 250	58			28	-1 164	-1 196

The following are adjustments to arrive at core operating income

Selling, general and administration	-514				10	-504	-503

Other income	48				-6	42	27

Other expense	-65				29	-36	-39

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; selling, general and administration includes adjustments to provisions and related items; other income and other expense include other restructuring income and charges and related items; other expense also includes legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate
First quarter
(USD millions)	Q1 2022 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q1 2022 Core results	Q1 2021 Core results

Gross profit	34					34	14

Operating loss	-174			-2	69	-107	-154

The following are adjustments to arrive at core operating loss

Selling, general and administration	-118				1	-117	-121

Other income	33			-2	-28	3	3

Other expense	-123				96	-27	-50

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation provisions
[2] Other items: selling, general and administration and other expense include restructuring charges and related items; other income and other expense include fair value adjustments and divestment gains and losses on financial assets

Reconciliation of 2021 IFRS results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment
To enhance investor understanding of the Group’s performance in comparison with the prior year, we presented the 2021 IFRS results and non-IFRS measures core results and free cash flow excluding the impacts related to our Roche investment, due to its divestment in the fourth quarter of 2021.
The following tables provide a reconciliation of our 2021 published IFRS results and non-IFRS measures core results and free cash flow to the 2021 results, excluding the impacts related to our Roche investment, due to its divestment.
	Q1 2021

(USD million unless indicated otherwise)	Results as published	Our Roche investment impacts	Results excluding impacts from the divestment of our Roche investment

Operating income	2 415		2 415

Income from associated companies	256	-256	0

Interest expense and other financial income and expense	-221		-221

Income before tax	2 450	-256	2 194

Income taxes	-391		-391

Net income	2 059	-256	1 803

Earnings per share (USD)	0.91	-0.11	0.80

Effective tax rate [1]	16.0%		17.8%

Core operating income	3 957		3 957

Core income from associated companies	313	-313	0

Core interest expense and core other financial income and expense	-207		-207

Core income before tax	4 063	-313	3 750

Core income taxes	-650		-650

Core net income	3 413	-313	3 100

Core earnings per share (USD)	1.52	-0.14	1.38

Core effective tax rate [2]	16.0%		17.3%

Free cash flow [3]	1 597	-522	1 075

[1] Effective tax rate is calculated as Income taxes divided by Income before tax.
[2] Core effective tax rate is calculated as Core income taxes divided by Core income before tax.
[3] The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income.

	Q1 2021

(USD million)	Free cash flow as published	Dividends received from Roche in relation to the distribution of its 2020 net income [1]	Free cash flow excluding dividends received from Roche

Operating income	2 415		2 415

Adjustments for non-cash items	2 010		2 010

Operating income adjusted for non-cash items	4 425		4 425

Dividends received from associated companies and others	522	-522	0

Interest and other financial payments, net	-391		-391

Income taxes paid	-735		-735

Other operating cash flow items, net	-1 691		-1 691

Net cash flows from operating activities	2 130	-522	1 608

Net purchases of property, plant and equipment, intangible assets, financial assets and other non-current assets	-533		-533

Free cash flow	1 597	-522	1 075

[1] In 2021, the dividend received from Roche in relation to the distribution of its 2020 net income was received in Q1 2021.
The following table provides a summary of the percentage point impact from excluding the effect of the divestment of our investment in Roche (in Q4 2021) on the USD and constant currencies % change on key Group figures.
	In USD			In constant currencies

	% change as published Q1 2022	% change excluding impacts from the divestment of our Roche investment Q1 2022	Percentage point impact Q1 2022	% change as published Q1 2022	% change excluding impacts from the divestment of our Roche investment Q1 2022	Percentage point impact Q1 2022

Net income	8	23	-15	15	32	-17

Basic earnings per share (USD)	10	25	-15	17	34	-17

Free cash flow	-42	-14	-28

Core net income	-5	5	-10	0	11	-11

Core basic earnings per share (USD)	-4	6	-10	2	12	-10

Net debt
Condensed consolidated changes in net debt
First quarter
(USD millions)	Q1 2022	Q1 2021

Net change in cash and cash equivalents	1 445	-5 857

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-11 255	-1 497

Change in net debt	-9 810	-7 354

Net debt at January 1	-868	-24 481

Net debt at March 31	-10 678	-31 835

Components of net debt
(USD millions)	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021

Non-current financial debts	-22 796	-22 902	-25 747

Current financial debts and derivative financial instruments	-6 696	-6 295	-10 165

Total financial debts	-29 492	-29 197	-35 912

Less liquidity

Cash and cash equivalents	13 852	12 407	3 801

Marketable securities, commodities, time deposits and derivative financial instruments	4 962	15 922	276

Total liquidity	18 814	28 329	4 077

Net debt at end of period	-10 678	-868	-31 835

Share information
	Mar 31, 2022	Mar 31, 2021

Number of shares outstanding	2 212 584 901	2 245 088 809

Registered share price (CHF)	81.25	80.77

ADR price (USD)	87.75	85.48

Market capitalization (USD billions) [1]	194.7	192.4

Market capitalization (CHF billions) [1]	179.8	181.3

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
First quarter
	Q1 2022			Q1 2021

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	1 649		1 649	2 130		2 130

Net cash flows from investing activities from continuing operations [1]	9 365	-10 094	-729	785	-1 318	-533

Net cash flows used in investing activities from discontinued operations [2]				-5	5	0

Net cash flows from investing activities	9 365	-10 094	-729	780	-1 313	-533

Net cash flows used in financing activities from continuing operations [3]	-9 528	9 528	0	-8 529	8 529	0

Net cash flows used in financing activities from discontinued operations [2]				-11	11	0

Net cash flows used in financing activities	-9 528	9 528	0	-8 540	8 540	0

Free cash flow			920			1 597

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] Net cash flows used in investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow. Net cash flows used in financing activities from discontinued operations are excluded from free cash flow. Free cash flow from discontinued operations in the first quarter of 2022 and 2021 was nil.

[3] Net cash flows used in financing activities from continuing operations are excluded from the free cash flow.

The following table is a summary of the free cash flow:
First quarter
(USD millions)	Q1 2022	Q1 2021

Operating income	2 852	2 415

Adjustments for non-cash items
Depreciation, amortization and impairments	1 507	1 596

Change in provisions and other non-current liabilities	88	277

Other	125	137

Operating income adjusted for non-cash items	4 572	4 425

Dividends received from associated companies and others		522

Interest received	17	4

Interest and other financial payments	-140	-395

Income taxes paid	-633	-735

Payments out of provisions and other net cash movements in non-current liabilities	-156	-217

Change in inventories and trade receivables less trade payables	-1 064	-743

Change in other net current assets and other operating cash flow items	-947	-731

Net cash flows from operating activities	1 649	2 130

Purchases of property, plant and equipment	-257	-246

Proceeds from sale of property, plant and equipment	33	66

Purchases of intangible assets	-602	-612

Proceeds from sale of intangible assets	66	83

Purchases of financial assets	-35	-36

Proceeds from sale of financial assets	66	224

Purchases of other non-current assets		-12

Free cash flow	920	1 597

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q1 2022	Average rates Q1 2021	Period-end rates Mar 31, 2022	Period-end rates Mar 31, 2021

1 CHF	1.083	1.106	1.083	1.061

1 CNY	0.158	0.154	0.158	0.152

1 EUR	1.123	1.206	1.117	1.173

1 GBP	1.342	1.378	1.314	1.375

100 JPY	0.861	0.944	0.823	0.903

100 RUB	1.163	1.344	1.202	1.320

Currency impact on key figures
The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
First quarter
	Change in USD % Q1 2022	Change in constant currencies % Q1 2022	Percentage point currency impact Q1 2022	Change in USD % Q1 2021	Change in constant currencies % Q1 2021	Percentage point currency impact Q1 2021

Total Group
Net sales to third parties	1	5	-4	1	-2	3

Operating income	18	26	-8	-12	-14	2

Net income	8	15	-7	-5	-7	2

Basic earnings per share (USD)	10	17	-7	-5	-6	1

Core operating income	3	9	-6	-5	-8	3

Core net income	-5	0	-5	-4	-6	2

Core basic earnings per share (USD)	-4	2	-6	-3	-5	2

Innovative Medicines
Net sales to third parties	1	4	-3	4	0	4

Operating income	16	24	-8	-19	-20	1

Core operating income	0	5	-5	2	-1	3

Sandoz
Net sales to third parties	2	8	-6	-9	-13	4

Operating income	34	42	-8	nm	nm	nm

Core operating income	21	26	-5	-34	-35	1

Corporate
Operating loss	-25	-30	5	nm	nm	nm

Core operating loss	31	27	4	-50	-45	-5

nm = not meaningful

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “growth,” “confidence,” “confident,” “outlook,” “accelerate,” “guidance,” “launch,” “focus,” “progressing,” “continue,” “continuing,” “continued,” “continues,” “driven,” “long-term,” “remains,” “enhancing,” “unlocking,” “potential,” “driving,” “to build,” “confidence,” “to fuel,” “can,” ongoing,” “progressing,” “expect,” “expects,” “expected,” “to provide,” “committed,” “could,” “would,” “to leverage,” “outlook,” “estimated,” “pipeline,” “priority,” “transformative,” “will,” “integrating,” “accelerating,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions, regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding the strategic review of Sandoz; or regarding our commitment to net zero emissions across our value chain by 2040; or regarding our new organizational structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the potential that the strategic benefits, synergies or opportunities expected from our new organizational structure may not be realized or may be more difficult or take longer to realize than expected; the impact of a partial or complete failure of the return to normal global healthcare systems, including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
July 19, 2022
Second quarter & Half year 2022 results
September 21/22, 2022
Meet Novartis Management (starts at 1800 CET in Basel on September 21)
October 25, 2022
Third quarter & Nine months 2022 results